Filed Pursuant to Rule 253(g)(2)
File No. 024-10844

FUNDRISE INCOME EREIT II, LLC

SUPPLEMENT NO. 11 DATED FEBRUARY 1, 2021
TO THE OFFERING CIRCULAR DATED AUGUST 24, 2020

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Income eREIT II, LLC (“we”, “our” or “us”), dated August 24, 2020 and filed by us with the Securities and Exchange Commission (the “Commission”) on August 25, 2020 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset update.

Asset Update

Senior Mortgage Loan – GSB Toluca Apts, LLC

On May 20, 2019, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor (“Fundrise Lending”), a first mortgage bridge loan with a maximum principal balance of $4,050,000, (the “GSB Toluca Apts Senior Loan”). The Borrower, GSB Toluca Apts, LLC, a California limited liability company (“GSB”), used the loan proceeds to acquire approximately 19,000 square feet of land located at 4366-4376 Cahuenga Ave, Toluca Lake, CA 91602 (the “GSB Toluca Apts Property”). The GSB Toluca Apts Property is composed of three parcels, which are improved with 11 multifamily units. The details of the acquisition can be found here.

GSB has achieved the necessary entitlement and permits for the proposed development of a 57-unit multifamily project. Consequently, on January 26, 2021, GSB paid off the investment for the full amount of the GSB Toluca Apts Senior Loan principal drawn-to-date, plus interest, yielding a return on investment of approximately 16.5%, which represents an annualized rate of approximately 9.7%. GSB  repaid the GSB Toluca Apts Senior Loan through a construction loan.